Exhibit 99.3

Your Vote Counts! TSAKOS ENERGY NAVIGATION LTD 2026 Annual Meeting Vote by May 26, 2026 11 :59 PM ET You invested in TSAKOS ENERGY NAVIGATION LTD and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting . This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 27, 2026. Get informed before you vote View the Notice & Proxy Statement, Financial Statements online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 13, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Smartphone users Vote in Person at the Meeting* Point your camera here and May 27, 2026 3:00 PM LST vote without entering a ~lnumber Tsakos Energy Navigation Limited 367 Syngrou Avenue 17564, P. Faliro Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT TSAKOS ENERGY NAVIGATION LTD 2026 Annual Meeting This is an overview of the proposals being presented at the Vote by May 26, 2026 upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. 11 :59 PM ET Board Voting Items Recommends 1. Election of Directors Nominees: 0 For 01 Clio Hatzimichalis 03 Michael G. Jolliffe 02 Karen Purnell 04 Nicholas F. Tommasino 2. To receive and consider the 2025 audited financial statements of the Company. 0 For 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“ Ernst & Young (Hellas)” ), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2026 and to authorise the Audit Committee of 0 For the Board of Directors to set their remuneration. 4. To approve the directors’ remuneration. 0 For NOTE: Any other business that properly comes before the meeting.